SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

Quantum Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

747906501

(CUSIP Number)

Pacific Investment Management Company LLC

Attention: Zephram Yowell, Senior Vice President, Senior Counsel

650 Newport Center Drive

Newport Beach, California 92660

(949) 720-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747906501

1.	NAME OF REPORTING PERSON Pacific Investment Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 10,248,322 shares of common stock(1) 13,558,060 Warrants(1)(2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,248,322 shares of common stock(1) 13,558,060 Warrants(1)(2)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,248,322 shares of common stock(1) 13,558,060 Warrants(1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.76% (2)
14.	TYPE OF REPORTING PERSON IA, OO

(1)

The reported securities were issued in connection with various amendments to a Term Loan Credit Agreement (as defined below), including the amendments described in the Current Report on Form 8-K filed by Quantum Corporation (the “Issuer” or the “Company”) (CIK: 0000709283) on August 14, 2024. For more information on the warrants, please refer to the Form 8-Ks filed by the Issuer on December 28, 2018, June 17, 2020, June 6, 2023, May 29, 2024, July 12, 2024, and August 14, 2024. The securities are held by certain funds and accounts for which the Reporting Person serves as investment manager, advisor or sub-advisor, including (i) OC II FIE V LP, which holds 2,980,860 shares of common stock par value $0.01 per share (the “Common Stock”) and warrants to purchase 6,682,488 shares of Common Stock and (ii) OC III LVS XL LP, which holds 7,267,462 shares of Common Stock and warrants to purchase 6,875,572 shares of Common Stock. Each of the aforementioned warrants include provisions that restrict the exercise of such warrants to the extent that such exercise would (a) cause the Reporting Person and its affiliates to beneficially own more than 19.99% of the Issuer’s total issued and outstanding Common Stock or (b) would otherwise result in a change of control of the Issuer within the meaning of Nasdaq Listing Rule 5635(b). The Reporting Person disclaims beneficial ownership in the reported securities, except to the extent of its pecuniary interest therein.

(2)

The number of shares outstanding for purposes of this percentage calculation assumes (i) 95,849,938 outstanding shares of Common Stock as of June 20, 2024, as reported by the Issuer in its proxy statement on Schedule 14A filed on July 2, 2024, plus (ii) 13,558,060 shares of Common Stock issuable upon exercise of the warrants held by OC II FIE V LP and OC III LVS XL LP; provided that each of the aforementioned warrants include provisions that restrict the exercise of such warrants to the extent that such exercise would (a) cause the Reporting Person and its affiliates to beneficially own more than 19.99% of the Issuer’s total issued and outstanding Common Stock or (b) would otherwise result in a change of control of the Issuer within the meaning of Nasdaq Listing Rule 5635(b).

CUSIP No. 747906501

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2022, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 26, 2022, Amendment No. 2 to Schedule 13D filed with the SEC on August 12, 2022, Amendment No. 3 to Schedule 13D filed with the SEC on August 24, 2022, Amendment No. 4 to Schedule 13D filed with the SEC on June 1, 2023, and Amendment No. 5 to Schedule 13D filed with the SEC on July 14, 2023 (together with this Amendment No. 6, this “statement”) relating to the Common Stock of the Company, the principal executive offices of which are located at 224 Airport Parkway, Suite 550, San Jose, California 95110. Only those items that are hereby reported are amended; all other items reported in the original Schedule 13D, as amended, remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the original Schedule 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the original Schedule 13D, as amended, is hereby amended to add the following language:

On May 24, 2024, the Company entered into an amendment and waiver (the “May 2024 Term Loan Amendment”) to the Term Loan Credit and Security Agreement, dated as of August 5, 2021 (as the same has been and may further be amended, modified, supplemented, renewed, restated or replaced from time to time, the “Term Loan Credit Agreement”), with Quantum LTO Holdings, LLC, a wholly-owned subsidiary of the Company (“Quantum LTO”), the other borrowers and guarantors from time to time party thereto, the lenders from time to time party thereto, and Blue Torch Finance LLC, as disbursing agent and collateral agent for such lenders. The May 2024 Term Loan Amendment, among other things, waives certain requirements to test certain financial covenants and any default that might arise as a result of the restatement of certain of the Company’s historical financial statements.

In connection with the May 2024 Term Loan Amendment, on May 24, 2024, the Company issued to the lenders of the term loans under the Term Loan Credit Agreement (including certain affiliates of the Reporting Person) warrants (the “May 2024 Term Loan Warrants”) to purchase an aggregate of 2,000,000 shares of the Company’s common stock (the “Common Stock”), at a purchase price of $0.46 per share. The exercise price and the number of shares underlying the May 2024 Term Loan Warrants are subject to adjustment in the event of specified events, including dilutive issuances at a price lower than the exercise price of the May 2024 Term Loan Warrants, a subdivision or combination of the Common Stock, a reclassification of the Common Stock or specified dividend payments. Upon exercise, the aggregate exercise price may be paid, at each warrant holder’s election, in cash or on a net issuance basis, based upon the fair market value of the Common Stock at the time of exercise.

On July 11, 2024, the Company entered into an amendment (the “July 2024 Term Loan Amendment”) to the Term Loan Credit Agreement. The July 2024 Term Loan Amendment, among other things, (i) amends the Term Loan Credit Agreement such that the total net leverage ratio financial covenant is not tested for the fiscal quarter ended June 30, 2024 until July 31, 2024, and (ii) provides for the Company to pay certain fees and expenses to the administrative agent for the benefit of the lenders.

In connection with the July 2024 Term Loan Amendment, on July 11, 2024, the Company issued to the lenders of the term loan under the Term Loan Credit Agreement (including certain affiliates of the Reporting Person) warrants (the “July 2024 Term Loan Warrants”) to purchase an aggregate of 1,000,000 shares of Common Stock at a purchase price of $0.41 per share. The exercise price and the number of shares underlying the 2024 Term Loan Warrants are subject to adjustment in the event of specified events, including dilutive issuances at a price lower than the exercise price of the 2024 Term Loan Warrants, a subdivision or combination of the Common Stock, a reclassification of the Common Stock or specified dividend payments. Upon exercise, the aggregate exercise price may be paid, at each warrant holder’s election, in cash or on a net issuance basis, based upon the fair market value of the Common Stock at the time of exercise.

On August 13, 2024, the Company entered into an amendment (the “August 2024 Term Loan Amendment”) to the Term Loan Credit Agreement. The August 2024 Term Loan Amendment provides the Company with a new delayed draw term loan facility in an aggregate principal amount of $25.0 million. The August 2024 Term Loan Amendment also (a) amends the interest rate on the Initial Term Loans (as defined in the Term Loan Credit Agreement) and (b) amends the amortization on the Initial Term Loans such that such amortization shall not commence until September 30, 2025 at a rate of 5.00% per annum. The August 2024 Term Loan Amendment also (i) amends the maximum total net leverage ratio covenant so that such covenant is not tested until June 30, 2025 at the revised levels set forth in the Term Loan Amendment, (ii) includes a new minimum EBITDA covenant to be tested on December 31, 2024 and March 31, 2025, at the levels set forth in the Term Loan Amendment, and (iii) amends the minimum daily liquidity covenant to the revised levels set forth in the Term Loan Amendment. In addition, the August 2024 Term Loan Amendment amends certain mandatory prepayment events, requires the payment of certain fees to the term loan lenders and the engagement of a chief restructuring officer, includes additional budget and variance reporting, and waives certain events of default, in each case, as set forth in the Term Loan Amendment.

In connection with the August 2024 Term Loan Amendment, on August 13, 2024, the Company issued to the lenders of the term loan under the Term Loan Credit Agreement (including certain affiliates of the Reporting Person) warrants (the “August 2024 Term Loan Warrants”) to purchase an aggregate of 7,606,169 shares of Common Stock at a purchase price of $0.31 per share, the closing price of the Common Stock on the date immediately preceding the signing of the warrant agreements. The exercise price and the number of shares underlying the August 2024 Term Loan Warrants are subject to adjustment in the event of specified events, including dilutive issuances at a price lower than the exercise price of the August 2024 Term Loan Warrants, a subdivision or combination of the Common Stock, a reclassification of the Common Stock or specified dividend payments, subject to certain limitations as set forth in the August 2024 Term Loan Warrants. Upon exercise, the aggregate exercise price may be paid, at each warrant holder’s election, in cash or on a net issuance basis, based upon the fair market value of the Common Stock at the time of exercise.

In addition, in connection with the August 2024 Term Loan Amendment, on August 13, 2024, the Company issued to OC III LVS XL LP (a) an amended and restated warrant to purchase common stock (warrant number 2023-2) to purchase an aggregate of 1,268,684 shares of Common Stock for a purchase price of $0.31 per share, which amends, restates, and replaces, in its entirety, that certain Company Warrant to Purchase Common Stock No. 2023-2, dated as of June 1, 2023 (the “A&R June 2023 Warrant”), (b) an amended and restated warrant to purchase common stock (warrant number 2024-6) to purchase an aggregate of 750,719 shares of Common Stock for a purchase price of $0.31 per share, which amends, restates, and replaces, in its entirety, that certain Company Warrant to Purchase Common Stock No. 2024-6, dated as of May 24, 2024 (the “A&R May 2024 Warrant”), and (c) an amended and restated warrant to purchase common stock (warrant number 2024-12) to purchase an aggregate of 375,000 shares of Common Stock for a purchase price of $0.31 per share, which amends, restates, and replaces, in its entirety, that certain Company Warrant to Purchase Common Stock No. 2024-12, dated as of July 10, 2024 (the “A&R July 2024 Warrant” and, together with the A&R June 2023 Warrant and the A&R May 2024 Warrant, the “A&R Warrants”). Other than lowering the exercise price and inserting certain restrictions on adjustments in the event of dilutive issuances at a price lower than the amended exercise price, the terms of the A&R Warrants are substantially similar to those contained in the original warrants.

Each of the warrants reported in this statement include provisions that restrict the exercise of such warrants to the extent that such exercise would (a) cause the Reporting Person and its affiliates to beneficially own more than 19.99% of the Issuer’s total issued and outstanding Common Stock or (b) would otherwise result in a change of control of the Issuer within the meaning of Nasdaq Listing Rule 5635(b). The Reporting Person disclaims beneficial ownership in the reported securities, except to the extent of its pecuniary interest therein.

The foregoing description of the May 2024 Term Loan Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the May 2024 Term Loan Warrants, a copy of which is filed as Exhibit 99.10 to this Statement and is incorporated herein by reference. The foregoing description of the July 2024 Term Loan Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the July 2024 Term Loan Warrants, a copy of which is filed as Exhibit 99.11 to this Statement and is incorporated herein by reference. The foregoing description of the August 2024 Term Loan Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the August 2024 Term Loan Warrants, a copy of which is filed as Exhibit 99.12 to this Statement and is incorporated herein by reference. The foregoing description of the A&R June 2023 Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R June 2023 Warrants, a copy of which is filed as Exhibit 99.13 to this Statement and is incorporated herein by reference. The foregoing description of the A&R May 2024 Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R May 2024 Warrants, a copy of which is filed as Exhibit 99.14 to this Statement and is incorporated herein by reference. The foregoing description of the A&R July 2024 Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R July 2024 Warrants, a copy of which is filed as Exhibit 99.15 to this Statement and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the original Schedule 13D, as amended, is hereby amended to add the following language:

Exhibit 99.10	Warrant to Purchase Common Stock, dated May 24, 2024, issued to OC III LVS XL LP (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on May 29, 2024 and incorporated herein by reference).

Exhibit 99.11	Warrant to Purchase Common Stock dated July 11, 2024, Warrant No. 2024-12, issued to OC III LVS XL LP (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on July 12, 2024 and incorporated herein by reference).

Exhibit 99.12	Warrant to Purchase Common Stock dated August 13, 2024, Warrant No. 2024-18, issued to OC III LVS XL LP (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on August 14, 2024 and incorporated herein by reference).

Exhibit 99.13	Amended and Restated Warrant to Purchase Common Stock June 1, 2023 (as amended and restated on August 13, 2024), Warrant No. 2023-2, issued to OC III LVS XL LP (filed as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on August 14, 2024 and incorporated herein by reference).

Exhibit 99.14	Amended and Restated Warrant to Purchase Common Stock dated May 24, 2024 (as amended and restated on August 13, 2024), Warrant No. 2024-6, issued to OC III LVS XL LP (filed as Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed on August 14, 2024 and incorporated herein by reference).

Exhibit 99.15	Amended and Restated Warrant to Purchase Common Stock dated July 10, 2024 (as amended and restated on August 13, 2024), Warrant No. 2024-12, issued to OC III LVS XL LP (filed as Exhibit 4.5 to the Issuer’s Current Report on Form 8-K filed on August 14, 2024 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2024

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Alyssa Creighton
Name: Alyssa Creighton Title: Senior Vice President

Schedule A is hereby amended in its entirety as follows:

SCHEDULE A

The name and present principal occupation of each Executive Committee Member and Chief Investment Officer of PIMCO is set forth below. Unless otherwise noted the business address of each person listed below is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.

EXECUTIVE COMMITTEE MEMBERS AND CHIEF INVESTMENT OFFICERS OF

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

Name and Business Address	Present Principal Occupation	Citizenship
Mangala Ananthanarayanan	Managing Director – Executive Committee, Head of Business Management, Europe, Middle East and Africa & Asia-Pacific	United States

Andrew Balls	Managing Director – Chief Investment Officer (Global Fixed Income)	United States

Gregory Hall	Managing Director – Executive Committee, Head of U.S. Global Wealth Management	United States

Daniel J. Ivascyn	Managing Director – Executive Committee, Group Chief Investment Officer	United States

Mark R. Kiesel	Managing Director, Chief Investment Officer (Global Credit)	United States

Qi Wang	Managing Director, Chief Investment Officer (Portfolio Implementation)	United States

Emmanuel Roman	Managing Director – Executive Committee and Chief Executive Officer	United States

Marc P. Seidner	Managing Director –Chief Investment Officer (Non-traditional Strategies)	United States

Candice Stack	Managing Director – Executive Committee, Head of Client Management, Americas	United States

Kimberley Korinke	Managing Director – Executive Committee, Global Head of Product Strategy	United States

Jason Steiner	Managing Director – Executive Committee, Portfolio Manager	United States

Thibault Christian Stracke	Managing Director – Executive Committee, President and Global Head of Credit Research	United States

Alfred Murata	Managing Director – Executive Committee, Portfolio Manager	United States

Mohit Mittal	Managing Director – Chief Investment Officer (Core Strategies)	United States

Alec Kersman	Managing Director – Executive Committee, Head of Asia Pacific	Argentina

Greg Sharenow	Managing Director – Executive Committee, Portfolio Manager	United States / Panama

Jing Yang	Managing Director – Executive Committee, Portfolio Manager	United States